UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ____)*

DEER CONSUMER PRODUCTS, INC.
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)

24379J200
(CUSIP Number)

Wei Tian Yi	Robert Newman, Esq.
Kinwick Centre	The Newman Law Firm PLLC
32 Hollywood Road	44 Wall Street, 20th Floor
Central, Hong Kong	New York, NY 10005
(86) 755-8602-8285	(212) 248-1001
(Name, Address and Telephone Number of Persons Authorized to
 Receive Notices and Communications)

August 30, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 24379J200	13D	Page of 2 of 5

1	NAMES OF REPORTING PERSONS: Wei Tian Yi

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

People’s Republic of China

	7	SOLE VOTING POWER:

NUMBER OF		2,117,243

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,117,243

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,117,243

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

6.3%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

1. Based on 33,585,058 shares of common stock, par value $.001, outstanding as of August 6, 2010.

CUSIP No. 24379J200	13D	Page of 3 of 5

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of Deer Consumer Products, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is: Area 2, 1/F, Building M-6, Central High-Tech Industrial Park, Nanshan, Shenzhen, China 518057.

Item 2.  Identity and Background

(a)	This statement is being filed by Wei Tian Yi (the “Reporting Person”).

(b)	The business address of the Reporting Person is: Kinwick Centre, 32 Hollywood Road, Central, Hong Kong.

(c)	The Reporting Person is currently self-employed.

(d)	The Reporting Person has not, during the last five years, been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Person is a citizen of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Person expended an aggregate of approximately $16,969,921.64 (including commissions) to purchase 2,117,243 shares of Common Stock in open market transactions. The source of funds used by the Reporting Person was personal funds.

Item 4. Purpose of Transaction

The Reporting Person acquired the shares of Common Stock as described in Item 3 for investment purposes. The Reporting Person may acquire or dispose of securities of the Issuer from time to time, both from private transactions and public markets, subject to and depending upon prevailing market conditions for such securities. The Reporting Person has no current plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	See Items 11 and 13 of the cover page to this Schedule 13D for the aggregate number and percentage of Common Stock beneficially owned by the Reporting Person.

(b)
See Items 7 through 10 of the cover page to this Schedule 13D for the number of shares of Common Stock beneficially owned by the Reporting Person as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the Common Stock effected by the Reporting Person during the past sixty (60) days is set forth in Appendix A hereto and is incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as disclosed herein, the Reporting Person does not have any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. The Reporting Person has not pledged any securities of the Issuer nor does the Reporting Person hold any securities of the Issuer subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

Item 7.  Material to be Filed as Exhibits

None.

CUSIP No. 24379J200	13D	Page of 4 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2010	By:	/s/ Wei Tian Yi
	Name:	Wei Tian Yi

CUSIP No. 24379J200	13D	Page of 5 of 5

APPENDIX A

TRANSACTIONS IN THE ISSUER'S SHARES OF COMMON STOCK BY THE
REPORTING PERSON IN THE PAST SIXTY (60) DAYS

During the past sixty days, the Reporting Person effected the following purchases and sales of shares of Common Stock in open market transactions:

Trade Date	Amount Purchased (sold)	Price Per Share ($)
7/26/2010	17,403	7.61
8/18/2010	124,645	7.64
8/19/2010	37,672	7.60
8/20/2010	12,308	7.61
8/23/2010	29,402	8.14
8/24/2010	9,840	7.81
8/25/2010	5,650	7.64
8/26/2010	16,731	7.67
8/27/2010	78,573	7.39
8/30/2010	100,000	7.44
8/31/2010	62,338	7.61
9/2/2010	27,524	7.86
9/7/2010	58,701	8.28
9/8/2010	2,800	8.21
9/9/2010	8,400	8.02
9/10/2010	56,129	8.15
9/13/2010	(6,300)	8.41
9/14/2010	100,511	8.06
9/15/2010	83,511	8.05